Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 7 DATED JULY 16, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”) as supplemented by Supplement No. 1, dated May 16, 2014, Supplement No. 2, dated May 22, 2014, Supplement No. 3, dated June 11, 2014, Supplement No. 4, dated June 12, 2014, Supplement No. 5, dated June 25, 2014, and Supplement No. 6, dated July 2, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the sections of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates,” “Prospectus Summary—The Advisor,” “Estimated Use of Proceeds,” “The Advisor and the Advisory Agreement” and “Management Compensation.”

We, the Operating Partnership, and the Advisor entered into an Amended and Restated Advisory Agreement, dated as of July 16, 2014, which we refer to herein as the Advisory Agreement. The advisory agreement was amended and restated in order to renew the advisory agreement for an additional year and to clarify the acquisition fees payable to the Advisor in connection with services related to the development, construction, improvement and stabilization of real properties. Set forth below are updates to disclosure in the Prospectus concerning the Advisory Agreement.

1. The description set forth below supersedes and replaces the description of acquisition fees payable to the Advisor under the heading “Acquisition Fees—The Advisor—Acquisition of Real Properties and —Acquisition of Interest in Real Estate-Related Entities” in the sections titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 5-6 and 103-04, respectively, of the Prospectus.

Acquisition of Real Properties

Acquisition fees are payable to the Advisor in connection with the acquisition of real property, and will vary depending on whether the Advisor provides development services or development oversight services, each as described below, in connection with the acquisition (including, but not limited to, forward commitment acquisitions) or stabilization (including, but not limited to, development and value add transactions) of such real property, or both. We refer to such properties for which the Advisor provides development services or development oversight services as development real properties. For each real property acquired for which the Advisor does not provide development services or development oversight services, the acquisition fee is an amount equal to 2.0% of the total purchase price of the properties acquired (or our proportional interest therein), until such time as we have invested an aggregate amount of $500,000,000 in properties acquired in the operational stage, at which time the acquisition fee will be reduced to 1.0% of the total purchase price of the properties acquired (or our proportional interest therein), including in all instances real property held in joint ventures or co-ownership arrangements. In connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements, of development real properties, which we refer to collectively as development services, or overseeing the provision of these services by third parties on our behalf, which we refer to as development oversight services, the acquisition fee, which we refer to as the development acquisition fee, will equal up to 4.0% of total project cost, including debt, whether borrowed or assumed (or our proportional interest therein with respect to real properties held in joint ventures or co-ownership arrangements). If the Advisor engages a third party to provide development services directly to us, the third party will be compensated directly by us and the Advisor will receive the development acquisition fee if it provides the development oversight services.

Acquisition of Interest in Real Estate-Related Entities

With respect to real properties other than development real properties, the Advisor is also entitled to receive acquisition fees of (i) 1.0% of our proportionate share of the purchase price of the property owned by any real estate-related entity in which we acquire a majority economic interest or that we consolidate for financial reporting purposes in accordance with generally accepted accounting principles in the U.S., or “GAAP,” and (ii) 1.0% of the purchase price in connection with the acquisition of an interest in any other real estate-related entity.

2. The following supersedes and replaces the second sentence in the section titled “Prospectus Summary—The Advisor” on page 12 of the Prospectus:

We have entered into an Advisory Agreement with the Advisor, dated July 16, 2014 pursuant to which the Advisor manages our day-to-day operating and acquisition activities and implements our investment strategy.

3. The following supersedes and replaces footnote 6 to the “Estimated Use of Proceeds” table on page 65 of the Prospectus:

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(6)	Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with (i) the purchase, whether directly or indirectly, or the development, construction, or improvement of real properties or (ii) the origination or acquisition of debt or other investments. Acquisition fees are payable to the Advisor in connection with the acquisition of real property, and will vary depending on whether the Advisor provides development services or development oversight services, each as described below, in connection with the acquisition (including, but not limited to, forward commitment acquisitions) or stabilization (including, but not limited to, development and value add transactions) of such real property, or both. We refer to such properties for which the Advisor provides development services or development oversight services as development real properties. For each real property acquired for which the Advisor does not provide development services or development oversight services, the acquisition fee is an amount equal to 2.0% of the total purchase price of the properties acquired (or our proportional interest therein), until such time as we have invested an aggregate amount of $500,000,000 in properties acquired in the operational stage, at which time the acquisition fee will be reduced to 1.0% of the total purchase price of the properties acquired (or our proportional interest therein), including in all instances real property held in joint ventures or co-ownership arrangements. In connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements, of development real properties, which we refer to collectively as development services, or overseeing the provision of these services by third parties on our behalf, which we refer to as development oversight services, the acquisition fee, which we refer to as the development acquisition fee, will equal up to 4.0% of total project cost, including debt, whether borrowed or assumed (or our proportional interest therein with respect to real properties held in joint ventures or co-ownership arrangements). If the Advisor engages a third party to provide development services directly to us, the third party will be compensated directly by us and the Advisor will receive the development acquisition fee if it provides the development oversight services. With respect to real properties other than development real properties, the Advisor is entitled to receive acquisition fees of (i) 1.0% of our proportionate share of the purchase price of the property owned by any real estate-related entity in which we acquire a majority economic interest or that we consolidate for financial reporting purposes in accordance with GAAP, and (ii) 1.0% of the purchase price in connection with the acquisition of an interest in any other real estate-related entity. Additionally, the Advisor is entitled to receive an acquisition fee of 1.0% of the purchase price, including any third-party expenses related to such investment, to acquire or originate any type of debt investment or other investment.

4. The following supersedes and replaces the second sentence of the paragraph in the section titled “The Advisor and the Advisory Agreement—General” on page 94 of the Prospectus:

We, the Operating Partnership and the Advisor are parties to an advisory agreement, dated as of July 16, 2014, which we refer to herein as the Advisory Agreement.

5. The following supersedes and replaces the first sentence in the section titled “The Advisor and the Advisory Agreement—The Advisory Agreement” on page 98 of the Prospectus:

The term of the Advisory Agreement ends July 16, 2015, subject to renewals by our board of directors for an unlimited number of successive one-year periods.

6. The following supersedes and replaces footnote 3 in the section titled “Management Compensation” on page 108 of the Prospectus:

(3)	The estimated maximum acquisition fees are presented based on the assumption that we sell the maximum offering, that the maximum sales commission and dealer manager fee is paid for each primary offering share, and that there is no reallocation of shares between our primary offering and our distribution reinvestment plan. Our charter limits our ability to pay acquisition fees if the total of all acquisition fees and expenses relating to the investment, including acquisition expenses on such investments which are not acquired, would exceed 6.0% of the purchase price or total project cost of such investments, as applicable (including debt, whether borrowed or assumed); provided, that, a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction may approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us.

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